FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

THROUGH December, 2011
(Commission File No. 1-32826)

TAM S.A.
(Exact name of Registrant as specified in its Charter)

Av. Jurandir, 856 – Lote 4, 1° andar
04072-000 São Paulo, São Paulo
Federative Republic of Brazil
(Address of Regristrant's principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No ___X___

If "Yes" is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b):

TAM S.A. (BM&FBovespa: TAMM4 and NYSE: TAM), in compliance with article 12 of instruction of the Securities Commission  ("CVM") No. 358/02, as amended, hereby informs its shareholders and the market in general on this December 1, 2011 that it has received the following statement from shareholder Morgan Stanley.

ANNOUNCEMENT TO THE MARKET

Dear Sirs,

Itaú Unibanco S.A, main place of business located at Praça Alfredo Egydio de Souza Aranha, 100, Torre Itaúsa São Paulo – SP, mailing address at Rua Ururaí 111, Prédio 2, Térreo, São Paulo – SP, registered with the Corporate Taxpayers' Roll - "CNPJ" under No. 60.701.190/0001-04 (“Itaú Unibanco”), in the quality of legal representative in the terms of National Monetary Board - "CMN" Resolution No. 2689/2000 of non-resident investor Morgan Stanley Uruguay, registered with the CNPJ  under No. 05.447.544/0001-10, CVM  code No. 06980.000388.069671.7-4 (“Investor”), according to article 12 of CVM instruction 358/2002, informs as follows.

The investor has acquired a total of 5,100,662 preferred shares of the Company through various operations settled on 28 November 2011.

Thus, based on the total share capital of 100,390,098 preferred shares, the investor increased its stake from 4.08% to 5.08% of the Company.

Based on information provided by the investor, the transaction reported herein (i) does not seek to acquire control of the Company, (ii) does not seek to change its management, control or regulate the composition and functioning (ii) and is merely for the purposes of investing in the Company.

Please note that the information provided herein is based on positions held in custody at Itaú Unibanco S.A. Thus, in case the investor is using a more representative and more than a custodian in the country, the possibility exists that the information given above does not cover all the positions held by the Investor with respect to the investment. We are not responsible for any inconsistencies or inaccuracies in the information in these cases. Any questions or clarifications should be obtained directly from the Investor.

Sincerely,

Itaú Unibanco S.A

Luciano Reck

Adelmo Ferreira de Lima Filho

Líbano Miranda Barroso

Director of Investor Relations

SIGNATURE

            Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: December 02, 2011

TAM S.A.

By:	/S/ Libano Miranda Barroso
Name: Libano Miranda Barroso Title: Chief Financial Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.